EXHIBIT 99.1

TOP Ships Inc. Announces Vessel Refinancings and Full Redemption of Series F Perpetual Preferred Shares Held by Related Party

ATHENS, Greece, Feb. 07, 2024 (GLOBE NEWSWIRE) -- TOP Ships Inc. (the “Company” or “Top Ships”) (NASDAQ:TOPS), an international owner and operator of modern, fuel efficient “ECO” tanker vessels, announced today that it has entered into five sale and leaseback financing agreements (the “Financing Agreements”) with three major Chinese financiers for the refinancing of two 157,000 dwt Suezmax tankers, the M/Ts Eco West Coast and Eco Malibu (already concluded), two 300,000 dwt VLCC tankers, the M/Ts Julius Caesar and Legio X Equestris (already concluded) and one 50,000 dwt MR product tanker, the M/T Eco Marina Del Ray (expected to be concluded between March and May of 2024).

The proceeds after repayment of previous debt of the already-concluded financings amounted to $47.9 million, $43.9 million of which was used to fully redeem the Company’s outstanding Series F perpetual preferred shares, held by a related party, pursuant to their terms. The Company expects significant cashflow savings following the full redemption of the Series F perpetual preferred shares that carried a dividend of 13.5% per annum and 36,596,274 votes. The redemption of the Series F perpetual preferred shares was approved by the independent members of the board of directors.

Evangelos Pistiolis, the President, Chief Executive Officer and Director of the Company, said:

“The amount of cash released from the concluded deals corresponds to about 77% of the current market capitalization of the company. Taking into account the new debt levels of our fleet following the refinancings, the leverage of the fleet remains at a very conservative level of about 45%.”

Suezmaxes Refinancing

The duration of the Financing Agreements for the Suezmaxes (the “Suezmax Financing Agreements”) is for ten years and we have continuous options, after the first year for the M/T Eco Malibu and after the second year for M/T Eco West Coast, to buy back the vessels at purchase prices stipulated in the Suezmax Financing Agreements. At the end of the ten -year period we have an obligation to buy back the vessels for a consideration of $19 million per vessel. The Suezmax Financing Agreements bear an interest rate of 2.65% plus term SOFR for M/T Eco West Coast and 2.5% plus term SOFR for M/T Eco Malibu and have an amortization schedule of $2.2 million per annum per vessel. The consideration from the Suezmax Financing Agreements amounted to $82 million ($41 million per vessel), $61.2 million of which was used to repay the vessels’ previous financing facilities.

VLCCs Refinancing

The duration of the Financing Agreements for the VLCCs (the “VLCC Financing Agreements”) is for eight years and we have continuous options, after the first year, to buy back the vessels at purchase prices stipulated in the VLCCs Financing Agreements. At the end of the eight -year period we have an obligation to buy back the vessels for a consideration of $37.5 million per vessel. The VLCCs Financing Agreements have a fixed bareboat hire rate of $7.3 million per annum for the duration of the VLCC Financing Agreements that includes both interest and repayment. The consideration from the VLCC Financing Agreements amounted to $125 million ($62.5 million per vessel), $97.9 million of which was used to repay the vessels’ previous financing facilities.

MR Product Tanker Refinancing

The duration of the Financing Agreement for the MR product tanker (the “MR Financing Agreement”) is for seven years and we have continuous options, after the first year, to buy back the vessel at purchase prices stipulated in the MR Financing Agreement. At the end of the seven-year period we have an option to buy back the vessel for a consideration of $14 million. The MR Financing Agreement bears an interest rate of 2.6% plus term SOFR and has an amortization schedule of $2 million per annum. The consideration from the MR Financing Agreement will amount to $28 million, the majority of which, subject to adjustment pursuant to a fair value participation in favor of the financier, will be used to repay the vessel’s existing financing facility.

The Financing Agreements contain customary covenants and event of default clauses, including cross-default provisions and restrictive covenants and performance requirements including (i) a ratio of total net debt to the aggregate market value of the Company’s fleet, current or future, of no more than 75% and (ii) minimum free liquidity of $0.5 million per vessel at the Company’s level.

About TOP Ships Inc.

TOP Ships Inc. is an international owner and operator of modern, fuel efficient eco tanker vessels focusing on the transportation of crude oil, petroleum products (clean and dirty) and bulk liquid chemicals. For more information about TOP Ships Inc., visit its website: www.topships.org.

Forward-Looking Statements

Matters discussed in this press release may constitute forward-looking statements. The Private Securities Litigation Reform Act of 1995 provides safe harbor protections for forward-looking statements in order to encourage companies to provide prospective information about their business. Forward-looking statements include statements concerning plans, objectives, goals, strategies, future events or performance, and underlying assumptions and other statements, which are other than statements of historical facts, including statements regarding the Company’s share repurchase program.

The Company desires to take advantage of the safe harbor provisions of the Private Securities Litigation Reform Act of 1995 and is including this cautionary statement in connection with this safe harbor legislation. The words “believe,” “anticipate,” “intends,” “estimate,” “forecast,” “project,” “plan,” “potential,” “may,” “should,” “expect” “pending” and similar expressions identify forward-looking statements. The forward-looking statements in this press release are based upon various assumptions, many of which are based, in turn, upon further assumptions, including without limitation, our management's examination of historical operating trends, data contained in our records and other data available from third parties. Although we believe that these assumptions were reasonable when made, because these assumptions are inherently subject to significant uncertainties and contingencies which are difficult or impossible to predict and are beyond our control, we cannot assure you that we will achieve or accomplish these expectations, beliefs or projections.

For further information please contact:

Alexandros Tsirikos

Chief Financial Officer

TOP Ships Inc.

Tel: +30 210 812 8107

Email: atsirikos@topships.org